Exhibit 99.1

MMA.inc and UFC Gym Group Announce 2025 Program Expansion Targeting $7 Million in Annual Revenue Across 150+ Locations

New York, NY / 8 January, 2025 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA.inc” or the “Company”), a leading technology company building the commercial and cultural epicenter for the mixed martial arts (MMA) and combat sports industry together with UFC Gym, is proud to announce the official expansion of their collaborative programs following successful launches in Costa Mesa and Huntington Beach California. Beginning in February 2025, the programs will roll out a further 7 gyms across California, marking the next important step toward a planned global expansion across 150+ UFC Gym locations.

This expansion aims to position MMA.inc and UFC Gym as key leaders in making mixed martial arts (MMA) training accessible to fans and beginners worldwide.

“This expansion represents the next exciting new chapter for MMA participants globally,” said Nick Langton, Founder and CEO of Mixed Martial Arts Group Limited. “The success of our launch programs with UFC Gym confirmed a strong demand for accessible, structured martial arts training. This rollout underscores our commitment to driving fan participation while creating meaningful revenue opportunities for our partners. We are excited to see these programs scale globally and inspire the next generation of combat athletes.”

Program Highlights:

●	Launch Timeline: Programs begin February 2025 across key California locations, expanding further throughout the year.
●	Proven Demand: The launch programs achieved outstanding engagement, validating the model for broader rollout.
●	Global Growth Potential: Plans for 150+ gym locations worldwide we believe will establish MMA.inc as the leading provider of structured MMA training programs.
●	Revenue Impact: With projected annual revenues of $7 million* from running 150 programs globally, the programs represent a significant milestone in MMA.inc’s growth strategy.
●	Accessible to All: Designed for beginners and enthusiasts alike, the programs offer participants the chance to train like professional combat athletes in a supportive, community-driven environment.

By partnering with UFC Gym, a global leader in fitness and martial arts training, MMA.inc is bridging the gap between MMA fandom and active participation. This collaboration empowers gyms, coaches, and fans alike to engage in structured, high-quality programs that promote physical fitness, mental resilience, and community connection.

ABOUT MIXED MARTIAL ARTS GROUP LIMITED

Mixed Martial Arts Group Limited is a technology company that is seeking to increase consumer participation in martial arts and combat sports whilst building upon existing community offerings within the sector. Mixed Martial Arts Group Limited currently has four business units designed to provide services to and monetize all key stakeholders in the sector, namely fans, participants, coaches, gym owners and athletes.

●	TrainAlta (www.trainalta.com) partners with gyms and coaches to deliver a range of consumer products that drive participation in martial arts for fans and beginners.
●	Hype (www.hype.co) is a mobile marketing platform designed to help gym owners, coaches and athlete partners grow revenue from their followers and audiences in today’s age of social media.
●	MixedMartialArts.com (www.mixedmartialarts.com) is a leading platform for the MMA community, providing access to MMA news and media, fighter data, fight schedules and access to the legendary Underground forum.
●	BJJLink (www.bjjlink.com) BJJLink offers the most complete gym management solution specifically catering to jiu jitsu academy needs around the world including a comprehensive suite of tools for payment processing, marketing, student engagement, website building, and content monetization.

For further information about Mixed Martial Arts Group Limited (NYSE American: MMA), please visit www.mma.inc

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●	https://au.linkedin.com/company/trainalta

* Economics stated above are based on average actual operating data for the last 3 fiscal years to 30 June 2023, with 120 programs and 2,914 participants. Above are on a USD basis, applying a conversion rate of 1.49 USD/AUD. The revenue projection is based on the following assumptions: the Warrior Training Program averages 24 participants per program (see Presentation dated September 2024); generating USD$1,004 in gross revenue per participant (see Presentation dated September 2024); each UFC Gym, consisting of both corporate owned locations and franchises, of which there are currently 150 worldwide, is proposed to run two programs annually and Alta processes 100% of the payments and distributes up to 70% back to UFC Gym. This revenue projection is contingent upon the assumptions listed above and should be considered as an estimate based on historical data and current operational strategies. Actual results may vary due to factors such as changes in participation rates, program offerings, gym expansion, and market conditions.

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created and has accepted the terms and conditions and/or a previous license agreement to run the Warrior Training Program. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Peter Jarmain
Mixed Martial Arts Group Limited
E: peter@mma.inc